UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E – 3 /A

Amendment No. 1

RULE 13e-3 TRANSACTION STATEMENT

 (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Alpine Air Express, Inc. Eugene R. Mallette
(Name of the Issuer and Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

02081R207

(CUSIP Number of Class of Securities)

Eugene R. Mallette
Chief Executive Officer
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, Utah 84601
(801) 373-1508
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e - 3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

	Calculation of Filing Fee
Transaction Valuation (1)		Amount of Filing Fee (2)
$53,666		$6.23

(1) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 325,606 pre-split shares or 162 post-split shares of common stock for $53,666 or $0.16482 per share in cash in lieu of issuing fractional shares to holders of less than 2,000 shares of common stock after the proposed reverse/forward stock split.

(2) The filing fee is calculated in accordance with Rule 0-11(b) and Fee Rate Advisory #5 for Fiscal Year 2011.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0 - 11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Alpine Air Express, Inc., a Delaware corporation (“Alpine Air” or the “Company”) and Eugene R. Mallette, the CEO and major shareholder of Alpine Air , in connection with a proposed transaction to deregister Alpine Air’s shares of common stock, $0.001 par value per share (the “Common Stock”), under the federal securities laws. The  Company’s major stockholders through majority consent of the stockholders of the Company have indicated they will vote in favor of approval of amendments to the Company’s Certificate of Incorporation to effect a 1-for-2,000 reverse stock split immediately followed by a 2,000-for-1 forward stock split of the Common Stock.  Prior to the Forward Split, all fractional shares will be purchased by Alpine Air.  As a result of the purchase of the fractional shares, the number of shareholders of Alpine Air will be reduced below 300 allowing Alpine Air to elect out of the reporting requirements of the Exchange Act.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s preliminary Information Statement on Schedule 14A (the “Information Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Information Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Information Statement.  As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Information Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Information Statement.

Item 1.    Summary Term Sheet

The information set forth in the Information Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.    Subject Company Information

(a) Name and Address. The name of the subject company is Alpine Air Express, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1177 Alpine Air Way, Provo, Utah 84601. The Company’s telephone number is (801) 373-1508.

      (b) Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, $0.001 par value per share, of which 34,370,857 shares were outstanding as of July 22, 2011.

      (c) Trading Market and Price. The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY — Market for Common Stock” is incorporated herein by reference.

      (d) Dividends. The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock” is incorporated herein by reference.

      (e) Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

      (f) Prior Stock Purchases. The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases and Equity Awards” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

      (a) Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. Additionally, Eugene R. Mallette, the Company’s CE0 and major shareholder is deemed a filing person and address is the same as the Company’s.   The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY – Directors and Executive Officers” is incorporated herein by reference.

     (b) Business and Background of Entities. The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY is incorporated herein by reference.

      (c) Business and Background of Natural Persons. The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY – Directors and Executive Officers” is incorporated herein by reference.

Item 4.    Terms of the Transaction

      (a) Material Terms. The information set forth in the Information Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.

      (c) Different Terms. The information set forth in the Information Statement under “SUMMARY TERM SHEET — The Transaction,” “— Effects of Transaction,” “— Fairness of Cash Payments,” and “— Tax Consequences,” and SPECIAL FACTORS — Reports and Opinions,” “— Effects of the Transaction,” and “— Tax Consequences” is incorporated herein by reference.

      (d) Appraisal Rights. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Appraisal or Dissenters’ Rights,” and “SPECIAL FACTORS — No Appraisal or Dissenters’ Rights” is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under “SPECIAL FACTORS — Effect of Transaction” is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

      (a) Transactions. The information set forth in the Information Statement under “SPECIAL FACTORS — Effect of the Transaction on our Affiliates” and “— Stockholder Approval," and “INFORMATION ABOUT THE COMPANY — Related Party Transactions” and “ – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

     (b) Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. Not applicable.

      (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under “Information on the Company — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “— Shareholder Approval” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

      (b) Use of Securities Acquired. The information set forth in the Information Statement under “Summary Term Sheet – Purpose of Transaction” and “Special Factors – Background of Transaction” is incorporated herein by reference.

      (c) Plans. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purpose of Transaction,” “— Effects of Transaction,” and “SPECIAL FACTORS — Purposes of and Reasons for the Transaction,” “— Reason of Transaction,” “— Reports, Opinions or Appraisals,” “— Effects of Transaction,” and is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

      (a) Purposes. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purposes of Transaction,” and “SPECIAL FACTORS — Purpose of and Reasons for of Transaction” and “— Background of the Transaction” is incorporated herein by reference.

      (b) Alternatives. The information set forth in the Information Statement under “SPECIAL FACTORS — Background of the Transaction,” and “— Alternatives to the Transaction” is incorporated herein by reference.

      (c) Reasons. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purposes of Transaction,” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “— Background of the Transaction,” “— Reports, Opinions or Appraisals,” and “— Alternatives to the Transaction” is incorporated herein by reference.

      (d) Effects. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purpose of Transaction,” “— Effects of the Transaction,” “SPECIAL FACTORS — Purposes and Reasons for the Transaction,” “— Background of the Transaction,” “— Reports, Opinion or Appraisals,” “— Effects of the Transaction,” “— Conduct of Our Business After the Transaction,” and “— Tax Consequences” is incorporated herein by reference.

Item 8.    Fairness of the Transaction

      (a) Fairness. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Approval of Special Committee and the Board,” “- Fairness of Cash Payments,” and “SPECIAL FACTORS — Background of the Transaction” is incorporated herein by reference.

      (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purposes of Transaction,” "— Special Committee's and Board's Recommendation of the Transaction," "— O[pinion of Advisor to the Special Committee,"— Fairness of Cash Payments,” and “SPECIAL FACTORS — Purpose of and Reasons for the Transaction,” “- Factors considered by the Special Committee,” “— Fairness of the Transaction,” “— Alternatives to the Transactions,” and “— Reports, Opinions or

Appraisals” is incorporated herein by reference.

      (c) Approval of Security Holders. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Shareholder Approval” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “— Shareholder Approval” is incorporated herein by reference.

      (d) Unaffiliated Representatives. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Fairness of the Cash Payments,” “- Opinion of Advisors to the Special Committee,” and “SPECIAL FACTORS — Background of the Transaction,” and “— Reports, Opinions or Appraisals,” is incorporated herein by reference.

      (e) Approval of Directors. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Approval of Special Committee and Board,” and “SPECIAL FACTORS — Background of the Transaction,” and “— Directors Recommendation” is incorporated herein by reference.

     (f) Other Offers. None.

Item 9.    Reports, Opinions, Appraisals and Negotiations

      (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Approval of Special Committee and Board” and “- Fairness of Cash Payments,” and “SPECIAL FACTORS — Background of the Transaction,” and “— Reports, Opinions and Appraisals” is incorporated herein by reference.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Approval of Special Committee and Board” and “- Fairness of Cash Payments,” and “SPECIAL FACTORS — Background of the Transaction,” and “— Reports, Opinions and Appraisals” is incorporated herein by reference.

      (c) Availability of Documents. The full text of the fairness opinion of Houlihan Valuation dated July 22, 2011 is attached hereto. The fairness opinion of Houlihan Valuations dated July 22, 2011 are also available for inspection and copying at the Company’s principal executive offices, 1177 Alpine Air Way, Provo, Utah 84601.

Item 10.  Source and Amounts of Funds or Other Consideration

      (a) Source of Funds. The information set forth in the Information Statement under “SUMMARY TERM SHEET – Source of Funds” and “SPECIAL FACTORS — Source and Amount of Funds” is incorporated herein by reference.

      (b) Conditions. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Source of Funds,” “SPECIAL FACTORS — Effects of the Transaction” and “— Source and Amount of Funds” is incorporated herein by reference.

      (c) Expenses. The information set forth in the Information Statement under “SPECIAL FACTORS — Source and Amount of Funds” is incorporated herein by reference.

     (d) Borrowed Funds. None

Item 11.  Interest in Securities of the Subject Company

      (a) Securities Ownership. The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

      (b) Securities Transactions. The information set forth in the Information Statement under “INFORMATION ABOUT THE COMPANY — Stock Purchases” is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

      (d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Purpose of Transaction,” “— Shareholder Vote,” “SPECIAL FACTORS — Effects of the Transaction,” “— Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “— Shareholder Approval” is incorporated herein by reference.

      (e) Recommendation of Others. The information set forth in the Information Statement under “SUMMARY TERM SHEET — Fairness of Cash Payments” and “SPECIAL FACTORS — Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” and “— Shareholder Approval” is incorporated herein by reference.

Item 13.   Financial Statements

      (a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended October 31, 2010, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended April 30, 2011. The information set forth in the Information Statement under “FINANCIAL INFORMATION — Summary Historical Financial Information” is incorporated herein by reference.

      (b) Pro forma Information. Not applicable.

Item 14.   Persons/Assets, Retained, Employed, Compensated or Used

      (a) Solicitation or Recommendation. The information set forth in the Information Statement under “Shareholder Approval” is incorporated herein by reference.

      (b) Employees and Corporate Assets. The information set forth in the Information Statement under “Shareholder Approval” is incorporated herein by reference.

Item 15.   Additional Information

      (b) Other Material Information. The information contained in the Information Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits

      (a) Notice of Meeting and Preliminary Information Statement of the Company, including all appendices attached thereto (incorporated herein by reference to the Company’s Schedule 14C filed with the SEC on July __, 2011).

       (b) Not applicable.

      (c)

(1) Fairness Opinion of Houlihan Valuation Advisors dated July 22, 2011.

(2)  Opinion of Houlihan Valuation Advisors dated July 22, 2011 - with Update

(3) Houlihan Valuation Advisors Valuation as of March 31, 2011 dated May 25, 2011

(4) Houlihan Valuation Advisors draft valuation dated May 4, 2011

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ALPINE AIR EXPRESS, INC.

By:	/s/Eugene R. Mallette
Name: Eugene R. Mallette
Title: Chief Executive Officer

Dated: July 25, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)	Preliminary Information Statement of the Company, including all appendices attached thereto (incorporated herein by reference to the Company’s Schedule 14C filed with the SEC on July 25, 2011).

(c)(i)

Fairness Opinion of Houlihan Valuation Advisors dated July 22, 2011.

Opinion of Houlihan Valuation Advisors dated July 22, 2011 - with Update

Houlihan Valuation Advisors Valuation as of March 31, 2011 dated May 25, 2011

Houlihan Valuation Advisors draft valuation dated May 4, 2011